Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-3) of Sunesis Pharmaceuticals, Inc. for the registration of common stock, with an aggregate initial offering price not to exceed $22,225,574, of our reports dated March 13, 2013, with respect to the consolidated financial statements of Sunesis Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Sunesis Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission, and to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-187854) and related Prospectus of Sunesis Pharmaceuticals, Inc. incorporated by reference into this Registration Statement.

/s/ Ernst & Young LLP

Redwood City, California

February 26, 2014